SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 14)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg NEAL, GERBER & EISENBERG Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8000	Bernice E. Lavin 2525 Armitage Avenue Melrose Park, IL 60160 (708) 450-3101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 013068101	13D	Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person Bernice E. Lavin

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 275,408** 8. Shared Voting Power 6,292,599** 9. Sole Dispositive Power 275,408** 10. Shared Dispositive Power 3,368,599**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,568,007

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 19.82%

14.	Type of Reporting Person IN

*	SEE INSTRUCTIONS

**	Includes shares of Class A Common Stock, $.22 par value per share (“Class A shares”), which will be converted by Alberto-Culver Company (the “Company”) on November 5, 2003 on a one-share-for-one-share basis into Class B shares in accordance with the terms of the Company’s Certificate of Incorporation.

CUSIP NO. 013068101	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

	Title of Class of Securities:		Class B Common Stock, $.22 par value per share (“shares” or “Class B shares”)

	Name and Address of Issuer:		Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2.	Identity and Background.

	(a)	Name of Person Filing:	Bernice E. Lavin (“Lavin”)

	(b)	Address:	c/o Bernice E. Lavin 2525 Armitage Avenue Melrose Park, IL 60160

	(c)	Principal Business:	Lavin, an individual, is a Director and Chairman of the Company.

	(d)	Prior Criminal Convictions:	None

	(e)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

	(f)	Citizenship/Organization:	U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

On October 22, 2003, the Board of Directors of the Company approved the conversion of all of the issued Class A shares on a one-share-for-one-share basis into Class B shares in accordance with the terms of the Company’s Certificate of Incorporation (the “Conversion”). Such Conversion will become effective after the close of business on November 5, 2003. On October 22, 2003, Lavin owned 776,754 Class A shares to which Lavin shares voting and investment power with respect to 501,346 Class A shares. Contemporaneously with the approval of the Conversion, (i) the Leonard H. Lavin Trust, u/a/d 12/18/87 (the “LHL Trust”), to which Lavin shares voting and investment power, transferred 1,460,538 Class B shares to the 1947 Limited Partnership (the “1947 Limited Partnership”), to which the LHL Trust shares voting power and has no investment power; (ii) the Bernice E. Lavin Trust, u/a/d 12/18/87 (the “BEL Trust”), to which Lavin shares voting and investment power, transferred 1,460,538 Class B shares to the 1947 Limited Partnership, to which the BEL Trust shares voting and has no investment power, and (iii) the Carol L. Bernick Revocable Trust II, u/a/d 4/17/02, to which Lavin has no voting or investment power, transferred 2,924 Class B shares to the 1947 Limited Partnership.

Item 4. Purpose of Transaction.

Except for the Conversion, the transactions were for the Lavin family’s personal financial and estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

CUSIP NO. 013068101	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

	(a)	(i)	Amount of Class B Shares Beneficially Owned: 6,568,007 shares total; 1,402,687 Class B shares and 64 Class A shares held as co-trustee of the BEL Trust; 1,184,566 Class B shares and 5,704 Class A shares held as co-trustee of the LHL Trust; 2,924,000 Class B shares held by the LHL Trust and BEL Trust as limited partners of the 1947 Limited Partnership; 100,200 Class A shares held as co-trustee of a trust for the benefit of Carol L. Bernick; 275,408 Class A shares held as trustee or co-trustee of various trusts for the benefit of her grandchildren; 395,378 Class A shares and 280,000 Class B shares held by the Lavin Family Foundation, a private charitable foundation of which Lavin is a Vice President and a Director (the “Lavin Family Foundation”).

		(ii)	Percentage of Class B shares Beneficially Owned: 19.82% total: 4.34% as co-trustee of the BEL Trust; 3.68% as co-trustee of the LHL Trust; 9.04% as a limited partner to the 1947 Limited Partnership; .31% as co-trustee of a trust for the benefit of Mrs. Bernick; .84% as trustee or co-trustee of trusts for the benefit of Lavin’s grandchildren and 2.06% by the Lavin Family Foundation (based upon 32,358,425 shares outstanding as of September 30, 2003).

	(b)	Number of Class B Shares as to Which Lavin Has:

(i)	Sole power to vote:	275,408[1]

(ii)	Shared power to vote:	6,292,599[2]

(iii)	Sole power to dispose:	275,408[1]

(iv)	Shared power to dispose:	3,368,599[2]

1	The 275,408 shares reflected as sole power to vote and dispose include 275,408 Class A shares held as trustee or co-trustee of various trusts for the benefit of her grandchildren.

2	The 6,292,599 shares held by Lavin and reflected as shared power to vote include 1,402,687 Class B shares and 64 Class A shares held by the BEL Trust; 1,184,566 Class B shares and 5,704 Class A shares held by the LHL Trust; 2,924,000 Class B shares held by the LHL Trust and BEL Trust as limited partners of the 1947 Limited Partnership, 100,200 Class A shares by a trust for the benefit of Mrs. Bernick, and 280,000 Class B shares and 395,378 Class A shares held by the Lavin Family Foundation. Lavin does not have the power to dispose of the 2,924,000 Class B shares held by the 1947 Limited Partnership.

Lavin shares the power to vote 1,402,687 Class B shares and 64 Class A shares held by the BEL Trust; 1,184,566 Class B shares and 5,704 Class A shares held by the LHL Trust; 2,924,000 Class B shares held by the 1947 Limited Partnership, and 280,000 Class B shares and 395,378 Class A shares held by the Lavin Family Foundation with Leonard H. Lavin and Carol L. Bernick. Lavin shares the power to vote the 100,200 Class A shares held by a trust for the benefit of Mrs. Bernick with Mrs. Bernick. Certain information regarding Mr. Lavin and Mrs. Bernick is presented below:

(i)	Name of Person:	(1) (2)	Leonard H. Lavin Carol L. Bernick

(ii)	Address:	(1) and	2525 Armitage Avenue
		(2)	Melrose Park, Illinois 60160

(iii)	Principal Business:	(1)	Leonard H. Lavin, an individual, is a Director, the Chairman, of the Company.
		(2)	Carol L. Bernick, an individual, is a Director, Vice Chairman, Assistant Secretary of the Company, and President Alberto-Culver Consumer Products Worldwide, a division of the Company.

(iv)	Prior Criminal Convictions:	None.

CUSIP NO. 013068101	13D	Page 5 of 5 Pages

		(v) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None.

		(vi) Citizenship/Organization:	U.S. Citizen.

(c	)	None, except as reported in Item 3 above.

(d	)	None.

(e	)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  None.

Item 7.	Material to be Filed as Exhibits.

  None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2003

Signature:	/s/ Bernice E. Lavin
Name/Title:	Bernice E. Lavin, individually; as trustee or co-trustee of various trusts and as an officer of the Lavin Family Foundation.